Exhibit 2.1

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT WERE OMITTED AND REPLACED WITH “***”. A COMPLETE VERSION OF THIS EXHIBIT HAS BEEN FILED SEPARATELY WITH THE SECRETARY OF THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO AN APPLICATION REQUESTING CONFIDENTIAL TREATMENT UNDER RULE 24B-2 OF THE EXCHANGE ACT OF 1934.

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is made and entered into as of the 26 day of March, 2013 (the “Effective Date”), by and between Apricus Pharmaceuticals USA, Inc., a Delaware corporation with its principal address at 11975 El Camino Real, Suite 300, San Diego, CA 92130 (“Seller”) and Biocodex, Inc., a Washington corporation with its principal address at 1250 Bayhill Drive, San Bruno, CA 94066, and its Affiliates (collectively, “Buyer”).

RECITALS

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer the Purchased Assets, as defined below.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and promises contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I. DEFINITIONS

As used in this Agreement, the following defined terms have the meanings described below:

1.1 “Accounts Receivable” means all trade accounts and notes receivable and other miscellaneous receivables, including those that are not evidenced by instruments or invoices, existing as of the Closing Date.

1.2 “Action or Proceeding” means any claim, action, suit, litigation, proceeding, arbitration, order, inquiry, hearing, assessment, audit, contest, prosecution, enforcement action, examination or investigation (whether civil, criminal, administrative, investigative, appellate or informal) threatened, commenced, brought, conducted, pending or heard by or before, or otherwise involving, any Governmental Authority or any arbitrator or arbitration panel.

Schedules (or similar attachments) referred to and listed herein shall have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule (or similar attachment) will be furnished to the Commission upon request.

1.3 “Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. For the purposes of this definition only, “control” and, with correlative meanings, the terms “controlled by” and “under common control with,” means ownership of at least fifty percent (50%) of the equity or the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract, resolution, regulation or otherwise.

1.4 “Agreement” has the meaning set forth in the preamble.

1.5 “Assumed Contracts” means agreements listed in Exhibit A hereto under the heading “Assumed Contracts.” For the avoidance of doubt, “Assumed Contracts” shall not include any agreements or contracts of Seller that are not explicitly scheduled in Exhibit A hereto under the heading “Assumed Contracts”.

1.6 “Audit Termination Date” has the meaning set forth in Section 3.2(d).

1.7 “Bill of Sale and General Assignment Agreement” has the meaning set forth in Section 4.2(a).

1.8 “Buyer” has the meaning set forth in the preamble.

1.9 “Closing” has the meaning set forth in Section 4.1.

1.10 “Closing Consideration” has the meaning set forth in Section 3.1.

1.11 “Closing Date” means the Effective Date of this Agreement.

1.12 “Commercialization Rights” means all regulatory filings and authorizations, Product-related information and other items listed in Exhibit A hereto under the heading “Commercialization Rights.”

1.13 “Confidential Information” has the meaning set forth in Section 7.5(a).

1.14 “Confidentiality Agreement” has the meaning set forth in Section 7.5(c).

1.15 “Control” or “Controlled” means, with respect to intellectual property rights or other assets of any kind, the possession by a Party of the ability to assign, transfer or license such rights or assets as contemplated by this Agreement, unless such assignment, transfer or license of rights or assets would violate the terms of any agreement or other arrangement with any third party.

1.16 “Core Patents” has the meaning set forth in Section 5.6.

1.17 “Corporate Names” means the trademarks and service marks “Apricus Bio,” “Apricus Pharma” and “Apricus Pharma USA,” the corporate logos and trade names of Seller and its Affiliates, including the words “Apricus Bio,” “Apricus Pharma” and “Apricus Pharma USA” together with any variations and derivatives thereof and any other logos, symbols or trademarks, trade names or service marks of Seller and its Affiliates, but excluding the Trademarks.

1.18 “Customer Lists” means the customer lists specified in Exhibit A hereto under the heading “Customer Lists.”

1.19 “Damages” means and includes any loss, damage, injury, liability, settlement, judgment, obligation, award, fine, penalty, tax, fee (including any reasonable legal fee, accounting fee, expert fee or advisory fee), charge, cost (including any reasonable cost of investigation) or expense.

1.20 “Disclosure Schedules” means the Disclosure Schedules delivered by Seller to Buyer concurrently with the delivery of this Agreement.

1.21 “Domain Names” means those domain names set forth in Exhibit B hereto.

1.22 “Due Date” has the meaning set forth in Section 3.2(b).

1.23 “Effective Date” has the meaning set forth in the preamble.

1.24 “Encumbrance” means any lien, pledge, charge, mortgage, security interest, lease, license, option, right of first refusal, preemptive right, put, call or other restriction on transfer (other than express provisions of Assumed Contracts), defect or imperfection of title, assessment, deed of trust, levy, or other encumbrance of any kind, or any conditional sale or title retention agreement or other agreement to give any of the foregoing in the future.

1.25 “FDA” means the United States Food and Drug Administration.

1.26 “Governmental Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or other country, or any supra-national organization, state, county, city or other political subdivision, including without limitation the FDA.

1.27 “Indemnitee” has the meaning set forth in Section 8.2 (c).

1.28 “Indemnitor” has the meaning set forth in Section 8.2 (c).

1.29 “Inventory” means the bill of materials and components for the Product, including active pharmaceutical ingredient, including any work in progress, work product and inventory owned by Seller located with third parties; all as set forth in Exhibit C hereto.

1.30 “Knowledge” with respect to any Party, means the actual knowledge of the officers (or persons performing similar functions) of such Party.

1.31 “Law” means any federal, provincial, regional, state or local law, statute or ordinance, or any rule, regulation, or published guidelines promulgated by any Governmental Authority.

1.32 “Licensed Intellectual Property” means all intellectual property rights other than the Patent Rights, Trademarks and Domain Names, Controlled by Seller, relating to the Product in the Territory, including, without limitation, trade secrets, know-how, related business information, trade dress and copyrights.

1.33 “Material Adverse Effect” means a change, circumstance or effect that has a materially adverse effect on the value of the Purchased Assets taken as a whole, but excluding any change, circumstance or effect caused by or relating to: (i) changes in conditions generally affecting (A) the healthcare, pharmaceutical or biotechnology industry or (B) the United States or world economy or securities markets; (ii) the execution or announcement of this Agreement or the consummation of the transactions contemplated hereby; (iii) changes in any Law or generally accepted accounting principles or interpretations thereof; or (iv) any act of God, civil unrest, war or terrorism.

1.34 “Marketing Materials” means those marketing materials listed in Exhibit A hereto under the heading “Marketing Materials.”

1.35 “Material Contracts” has the meaning set forth in Section 5.10.

1.36 “Multi-Product Contracts” has the meaning set forth in Section 7.1.

1.37 “Net Sales” means the gross amounts invoiced by Buyer and its licensees, sublicensees and assigns, to independent third parties for sales of the Product in or for the Territory, less the following deductions with respect to the sale or other transfer of the Product: (a) reasonable and customary credits, adjustments or allowances for trade, quantity, volume or cash discounts, retroactive price discounts or billing errors, in each case given but not reflected in the total invoiced amount, (b) reasonable and customary credits, adjustments or allowances actually taken for rejected or returned goods, and amounts otherwise repaid or credited by reason of defects, or rejection (and not otherwise reimbursable by Seller under the terms of this Agreement), (c) reasonable and customary redemption costs for any voucher, loyalty card or similar patient discount or indigent patient programs, (d) reasonable and customary rebates and chargebacks allowed, given or accrued (including, but not limited to, cash, governmental and managed care rebates, hospital or other buying group chargebacks, and governmental taxes in the nature of a rebate based on usage levels or sales of the Product), (e) sales, use, excise, value-added, turnover, inventory, import, export, and similar taxes or duties (not offset or refunded, except in the case of consumption taxes) assessed on the sale or other transfer of the Product, but only to the extent separately set forth on the invoice as such in the total invoiced amount, (f) uncollectible accounts and bad debts actually written off, in each case which are attributable to sales of Product; provided that any such amounts that are written off but subsequently collected by Buyer shall be included in Net Sales, and (g) shipping, freight, packaging and insurance charges specifically for the Product, but only to the extent separately set forth on the invoice as such in the total invoiced amount. Without limiting the generality of the foregoing, sales, transfers, or dispositions of the Product for charitable, promotional (including samples), pre-clinical, clinical, or regulatory purposes for no consideration will be excluded from Net Sales, as will sales or transfers of the Product between Buyer, its Affiliates, licensees, sublicensees and assigns; provided that the resale or other transfer by Buyer, its Affiliates, licensees, sublicensees and assigns of such Product to an independent third party not included in the foregoing list shall constitute a sale for purposes of calculating Net Sales. For sales or other transfers of Product in exchange for consideration other than, or in addition to, cash, Net Sales shall be calculated on the basis of the fair market value of the aggregate consideration received. For sales of the Product as part of a package along with other goods or services (a “Package”), Net Sales will be calculated as the consideration received for the Package multiplied by the quotient obtained by dividing the value of the Product included in the package (calculated as if such Product had been sold separately) by the consideration received for the entire Package. For clarity, a kit or other presentation including Product, diluent or other items relating solely to the administration of Product shall not constitute a Package, such that Net Sales shall be calculated based on the sale of the entire kit or other presentation. Net Sales shall be calculated in accordance with then current generally acceptable accounting principles in effect in the United States, consistently applied. For clarity, any amount that may qualify as a deduction under more than one category set forth above may only be deducted once.

1.38 “NDA” means the Totect® NDA 22-025, including, but not limited to, all supplements, amendments, annual reports, related data and information (including, for example, all clinical study documentation and reports submitted to the FDA), and related correspondence with the FDA (including, for example, adverse event reports and field alerts).

1.39 “Package” has the meaning set forth in Section 1.37.

1.40 “Party” means each of Buyer and Seller.

1.41 “Patent Rights” means those patents and patent applications set forth in Exhibit D hereto, including, without limitation, any patents issuing on any such patent applications, as well as any divisionals, continuations, continuations-in-part applications as of the Closing Date, substitutions, re-examinations, reissues, renewals, extensions, supplementary protection certificates and the like, and any foreign counterparts of any of the foregoing in the Territory.

1.42 “Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, other business organization, trust, union, association or Governmental Authority.

1.43 “Personal Property” means the personal property listed in Exhibit A hereto under the heading “Personal Property.”

1.44 “Product” means dexrazoxane for injections.

1.45 “Purchased Assets” means the Transferred IP, Assumed Contracts, Commercialization Rights, Customer Lists, Marketing Materials, Personal Property and Inventory.

1.46 “Required Consents” has the meaning set forth in Section 7.1.

1.47 “Royalty Payments” has the meaning set forth in Section 3.2(a).

1.48 “Royalty Termination Date” has the meaning set forth in Section 3.2(b).

1.49 “Seller” has the meaning set forth in the preamble.

1.50 “Survival Period” has the meaning set forth in Section 8.1.

1.51 “Territory” means all countries, territories and possessions of North America, Central America and South America, including, without limitation, Mexico, Canada and the United States, and their respective territories, possessions and commonwealths.

1.52 “Third Party Claims” has the meaning set forth in Section 8.2 (a).

1.53 “Trademarks” means those trademarks and trademark applications set forth in Exhibit E hereto, including, without limitation, all renewals, extensions and modifications thereof, and all rights and goodwill associated therewith.

1.54 “Transfer Letter” has the meaning set forth in Section 7.7.

1.55 “Transferred IP” means, collectively the Patent Rights, Trademarks and Domain Names.

ARTICLE II. PURCHASE AND SALE OF ASSETS

2.1 Purchase and Sale of Assets. Subject to the terms and conditions of this Agreement, on the Closing Date, Seller shall, or shall cause its relevant Affiliates to, sell, transfer, convey, assign and deliver to Buyer, free and clear from all Encumbrances, and Buyer shall purchase, acquire and accept from Seller and such Affiliates of Seller, all right, title and interest of Seller and such Affiliates in and to the Purchased Assets.

2.2 No Assumption of Liabilities. No liabilities or obligations of any nature, whether known or unknown, fixed or contingent, accrued or unaccrued, to the extent arising in connection with the manufacture or commercialization of Product or the acts or omissions of Seller or its Affiliates prior to the Closing Date shall be assumed by Buyer, and such liabilities shall remain the responsibility of Seller, irrespective of whether claims for such liabilities are brought on, before or after the Closing Date. For the avoidance of doubt, Buyer shall not be liable at any time for liabilities or obligations arising under the agreements or contracts of Seller that are not included in the Assumed Contracts, and Seller shall retain all such liabilities or obligations.

2.3 Retained Rights. Notwithstanding anything to the contrary contained in this Agreement, from and after the Closing, other than the Purchased Assets, Seller shall retain all of its right, title and interest in and to all of its assets, including, but not limited to:

(a) All cash and cash equivalents of Seller and its Affiliates;

(b) All Accounts Receivable of Seller and its Affiliates;

(c) The Corporate Names;

(d) Any refund or credit of taxes attributable to any tax period prior to Closing Date;

(e) All books and records other than those solely related to the Product; and

(f) All tangible personal property owned by Seller and its Affiliates, other than such tangible personal property specifically included in the Personal Property.

2.4 Retention of Copies of Certain Assets. Notwithstanding anything to the contrary contained in this Agreement, Seller may retain, at its expense, and be able to use the information in, copies of any or all of the documentation that Seller or any of Seller’s Affiliates deliver to Buyer hereunder or that otherwise constitute Purchased Assets solely (a) for archival purposes, (b) to fulfill or otherwise dispose of any of Seller’s rights or obligations under this Agreement, (c) for use in any pending or threatened legal or administrative claim, suit, demand or action, (d) as necessary for any regulatory, tax or securities filing or (e) for such other purposes as Seller may reasonably request, subject to Buyer’s prior written consent (which shall be in Buyer’s sole discretion).

ARTICLE III. CONSIDERATION AND PAYMENT

3.1 Closing Consideration. Buyer shall deliver or cause to be delivered to Seller on the Closing Date, an amount equal to One Million Five Hundred Thousand Dollars ($1,500,000) (the “Closing Consideration”).

3.2 Royalty for Products.

(a) Buyer shall pay to Seller royalty payments for a percentage of Net Sales (the “Royalty Payments”) as set forth below:

(i) *** Percent (***%) of the Net Sales from the Effective Date until December 31,***;

(ii) *** Percent (***%) of the Net Sales for calendar year ***; and

(iii) *** Percent (***%) of the Net Sales for calendar year ***.

(b) Royalty Payments shall be made on a quarterly basis by Buyer in United States dollars on or prior to the date that is forty-five (45) days after the end of each calendar quarter (each such date, a “Due Date”) with respect to Net Sales through the quarter ending December 31, *** (the “Royalty Termination Date”). Royalty Payments due on Net Sales of Product to customers in countries outside of the United States shall be converted into United States dollars based on the applicable daily midpoint exchange rate reported by www.oanda.com in place at the end of the day on the last business day of the applicable quarter. Royalty Payments shall be made by means of wire transfer to an account designated in writing by Seller from time to time.

***Confidential Information, indicated by [***], has been omitted by this filing and filed separately with the Securities and Exchange Commission.

(c) By each Due Date, Buyer shall provide to Seller a true, complete and accurate report setting forth:

(i) Net Sales of the Product in the Territory for the previous calendar quarter, including reasonable detail of the amount of each type of any deductions from gross amounts invoiced included in the calculation of Net Sales;

(ii) The aggregate number of units of Product sold in the Territory for the previous calendar quarter;

(iii) Currency exchange rates used to calculate Net Sales for sales made to customers in countries other than the United States for the previous calendar quarter; and

(iv) The calculation of the Royalty Payment due for the previous calendar quarter.

(d) Until December 31, *** (the “Audit Termination Date”), Buyer shall keep accurate books and records in sufficient detail to enable the Royalty Payments payable hereunder to be determined. Seller may demand, no more than once during any calendar year and until the Audit Termination Date, an audit of the relevant books and records of Buyer in order to verify the royalties payable hereunder during the previous two (2) year period. Upon no less than fifteen (15) days’ prior written notice to Buyer, Buyer shall grant reasonable access during normal business hours to members of an independent public accounting firm selected by Seller to such relevant books and records of Buyer in order to conduct a review or audit thereof. If the results of such an audit indicate that Buyer underpaid royalties due hereunder by greater than Five Percent (5%) over the periods covered by the audit, then Buyer shall bear the full cost of the performance of such audit; otherwise, Seller shall bear the full cost of the performance of such audit. If the results of such an audit indicate that Buyer underpaid royalties due hereunder by any amount, then Buyer shall pay Seller such underpayment amount plus interest in accordance with Section 3.2(e). If the results of such an audit indicate that Buyer overpaid royalties due hereunder by any amount, then Seller shall promptly return all such amounts by wire transfer without interest to an account designated by Buyer.

(e) Buyer shall pay interest to Seller on Royalty Payments not made to Seller by the applicable Due Date over the period from such Due Date until the date of actual payment at the lesser of One and One-Half Percent (1.5%) per month or the highest rate permitted by applicable Law.

3.3 Taxes. Buyer and Seller do not anticipate there being any sales taxes, use taxes, transfer taxes, or similar taxes or withholding requirements (excluding for clarity, taxes based on income) that will become payable in connection with the transactions under this Agreement. In the event any such taxes are payable or withholding is required by applicable Law, the Parties shall discuss in good faith and agree on a fair allocation of such taxes or withholding requirements; provided that in the absence of such agreement, the parties shall equally bear any such taxes or withholding requirements. Seller shall bear any such taxes payable in connection

***Confidential Information, indicated by [***], has been omitted by this filing and filed separately with the Securities and Exchange Commission.

with the manufacture or commercialization of Product prior to the Closing Date, Buyer shall bear any such taxes payable in connection with the manufacture or commercialization of Product on or after the Closing Date, and the Parties will cooperate in the filing of all necessary tax returns and other documentation with respect to all such taxes. For clarity, Buyer shall be responsible for all fees charged by Governmental Authorities, including recording or filing fees or similar charges, for effecting or recording the transfer to Buyer of any Purchased Assets.

3.4 Allocation of Purchase Price. The Closing Consideration shall be allocated among the Purchased Assets in the manner mutually agreed to by the Parties within thirty (30) days after the Closing Date. Any subsequent adjustments to the consideration paid by Buyer for the Purchased Assets (including the Royalty Payments) shall be reflected in such allocation as revised hereunder in a manner consistent with the U.S. Internal Revenue Code. Each of Buyer and Seller agree to (a) report the sale and purchase of the Purchased Assets for tax purposes in accordance with such allocation and (b) not to take any position inconsistent with such allocation on any of their respective tax returns.

ARTICLE IV. CLOSING DELIVERIES

4.1 Time and Place. The closing of the transactions contemplated by this Agreement, including the purchase and sale of the Purchased Assets (the “Closing”), shall take place simultaneously with the signing of this Agreement, at the offices of Seller, 11975 El Camino Real, Suite 300, San Diego, CA 92130, unless another place shall be agreed to by the Parties.

4.2 Seller Closing Deliveries. At Closing, Seller shall deliver or cause to be delivered to Buyer:

(a) The Bill of Sale and General Assignment Agreement (the “Bill of Sale and Assignment and Assumption Agreement”) attached hereto as Exhibit F, duly executed by Seller;

(b) The Trademark assignment(s) attached hereto as Exhibit G, duly executed by Seller;

(c) The Patent Rights assignment(s) attached hereto as Exhibit H, duly executed by Seller;

(d) The Domain Name assignment(s) attached hereto as Exhibit I, duly executed by Seller;

(e) Such other specific instruments of sale, transfer, conveyance and assignment as Buyer may reasonably request;

(f) Such other certificates, instruments or documents required pursuant to the provisions of this Agreement or otherwise reasonably necessary or appropriate to transfer the Purchased Assets in accordance with the terms hereof and consummate the transactions contemplated hereunder, and to vest in Buyer full and complete title to the Purchased Assets, free and clear of all Encumbrances;

(g) The Inventory; and

(h) the NDA.

4.3 Buyer Closing Deliveries. At Closing, Buyer shall deliver or cause to be delivered to Seller:

(a) The Closing Consideration in immediately available funds by wire transfer into an account designated by Seller; and

(b) The Bill of Sale and Assignment and Assumption Agreement, duly executed by Buyer.

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF SELLER

In order to induce Buyer to enter into this Agreement and consummate the transactions contemplated hereby, Seller hereby makes to Buyer the following representations and warranties:

5.1 Corporate Organization. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Seller has all required corporate power and authority to carry on its business as presently conducted, to enter into and perform this Agreement and the agreements contemplated hereby to which it is a party and to carry out the transactions contemplated hereby and thereby.

5.2 Authority of Seller. Seller has all necessary power and authority and has taken, and Seller’s stockholders have taken, if any, all actions necessary to enter into this Agreement and to carry out the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and, when executed and delivered by Buyer, will constitute a legal, valid and binding obligation of Seller enforceable against it in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally, and (b) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

5.3 Non-Contravention. The execution and delivery by Seller of this Agreement does not, and the performance by it or its relevant Affiliates of its or their obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

(a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Certificate of Incorporation or Bylaws or other organizational documents of Seller or its relevant Affiliates or of any Material Contract;

(b) assuming the receipt of the Required Consents, conflict with or result in a material violation or breach of any term or provision of any Law applicable to Seller, the Product or the Purchased Assets, except as would not have a material adverse effect on Buyer’s ability to manufacture, develop or commercialize the Product in any country in the Territory;

(c) other than the Required Consents and the Transfer Letter, require from Seller any notice to, declaration or filing with, or consent or approval of, any Governmental Authority in any country in the Territory or other third party (other than any Patent Rights or Trademark filing required to be made in accordance with the terms of this Agreement), except as would not have a material adverse effect on Buyer’s ability to manufacture, develop or commercialize the Product in any country in the Territory; or

(d) assuming the receipt of the Required Consents, result in the imposition of any Encumbrance upon any of the Purchased Assets.

5.4 Title; Encumbrances. Seller has exclusive, good, valid and marketable title to all of the Purchased Assets and full right and power to sell, convey, assign, transfer and deliver such title to Buyer, in each case free and clear from any and all Encumbrances, except as set forth on Schedule 5.4 of the Disclosure Schedules. At the Closing, Seller shall transfer to Buyer and Buyer will acquire from Seller exclusive, good, valid and marketable title to the Purchased Assets, free and clear of any and all Encumbrances, and Buyer will be entitled to the possession of all such Purchased Assets.

5.5 Contracts. Seller has made available to Buyer true, correct and complete copies of the Assumed Contracts. Except as set forth on Schedule 5.5 of the Disclosure Schedules or as would not have a Material Adverse Effect, (i) since December 29, 2011, Seller has not received any written notice of cancellation of any Assumed Contract by the other party thereto and, to the Knowledge of Seller, no Assumed Contract has been materially breached by the other party, and (ii) since December 29, 2011, Seller has not received any written notice of material breach or material default by Seller under any Material Contract. Each Assumed Contract is legal, valid, binding and enforceable in all material respects in accordance with its terms with respect to Seller and, to the Knowledge of Seller, with respect to each other party to such Assumed Contract, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Law affecting the enforcement of creditors’ rights in general and general principles of equity.

5.6 Intellectual Property. Except as set forth in Schedule 5.6 of the Disclosure Schedules, to the Knowledge of Seller (a) as of the Closing Date, each item of Transferred IP is held or Controlled by Seller free and clear of any Encumbrances, and will be fully transferable, alienable or licensable by Buyer without restriction and without payment of any kind to any third party after the Closing, (b) since December 29, 2011, Seller has made timely payment of any filing, registration, examination, maintenance and renewal fees due with respect to the Patent Rights listed under the heading of Core Patents on Exhibit D (“Core Patents”) and Trademarks, except where the failure to do so does not have a material adverse effect with respect to the applicable Patent Rights or Trademarks, and the Core Patents are not subject to any unpaid fees or taxes for filings in the Territory falling due within sixty (60) days after the Closing Date, (c) except with respect to the Material Contracts, since December 29, 2011, Seller has not transferred ownership of, or granted any license of or right to use, or authorized the retention of any rights to use, to any Person any Transferred IP in the Territory other than such arrangements as are no longer in effect as of the Effective Date, (d) Seller is not required to make or accrue any material royalty, milestone or other similar payment to any third party in connection with any of the Transferred IP in the Territory, (e) since December 29, 2011, Seller has not received any claim or demand from any third party alleging that any infringement, violation or misappropriation of any third party’s intellectual property rights has occurred with respect to the Transferred IP or as a result of the manufacture, development or commercialization of the Product, (f) Seller is not aware of any actual, alleged or threatened infringement, violation or misappropriation by a third party of any Transferred IP in the Territory, and (g) the manufacture, use, sale or import of the Product in the Territory by or on behalf of Seller since December 29, 2011 has not infringed, misappropriated or otherwise violated the intellectual property rights of any third party.

5.7 Compliance with Law. Except as set forth in Schedule 5.7 of the Disclosure Schedules, and except as would not have a Material Adverse Effect, since December 29, 2011, to the Knowledge of Seller after reasonable investigation, (a) Seller has complied in all respects with and is not in breach, violation or noncompliance of any applicable Laws with respect to the ownership, use, manufacture or commercialization of the Product in the Territory or with respect to the Purchased Assets, and (b) no Governmental Authority in the Territory or any other Person has notified Seller or any of its Affiliates since December 29, 2011 that its ownership, use, manufacture or commercialization of the Product in the Territory or its ownership or use in the Territory of the Purchased Assets were or are in actual or potential breach, violation or noncompliance of any applicable Law or the subject of any investigation by a Governmental Authority.

5.8 Litigation. Except as set forth in Schedule 5.8, there are no Third Party Claims pending or, to the Knowledge of Seller after reasonable investigation, threatened since December 29, 2011 against Seller, relating to, affecting or arising in connection with (a) the Product or any ingredient of the Product, (b) the Purchased Assets, (c) this Agreement or (d) the transactions contemplated by this Agreement. Except as set forth in Schedule 5.8, to Seller’s Knowledge, there are no Third Party Claims pending or threatened since December 29, 2011 against any manufacturer for Seller of the Product or an ingredient of the Product, or any provider of services to Seller relating to manufacture of the Product, relating to, affecting or arising in connection with (i) the Product or an ingredient of the Product, (ii) the Purchased Assets, (iii) this Agreement, or (iv) the transactions contemplated by this Agreement. To the Knowledge of Seller after reasonable investigation, except as set forth in Schedule 5.8, no event has occurred since December 29, 2011, and no condition or circumstance exists, that can be reasonably expected to serve as a basis for the commencement of any such Third Party Claims against Seller or any manufacturer for Seller of the Product or an ingredient of the Product, or any provider of services to Seller relating to manufacture of the Product, with respect to the manufacture or commercialization of the Product in the Territory since December 29, 2011 until the Closing Date that would result in a Material Adverse Effect. The Purchased Assets are not subject to any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental department, commission, board, bureau, agency or instrumentality against Seller that can reasonably be expected to materially and adversely affect, prevent, impair or delay the consummation of this Agreement.

5.9 Regulatory Compliance. Except as set forth in Schedule 5.9 of the Disclosure Schedules, (a) there is no pending or, (b) to the Knowledge of Seller, threatened since December 29, 2011 Action or Proceeding by a Governmental Authority in the Territory against Seller relating to the Product or any Purchased Assets in the Territory, to the Knowledge of Seller after reasonable investigation, there is no pending or threatened since December 29, 2011 Action or Proceeding by a Governmental Authority in the Territory against Product manufactured or commercialized by or on behalf of Seller or any Purchased Assets in the Territory, (c) to the Knowledge of Seller there is no pending or threatened since December 29, 2011 Action or Proceeding by a Governmental Authority against any manufacturer or supplier for Seller of an ingredient for the manufacture of the Product or any provider of services to Seller related to the manufacture of Product, (d) since December 29, 2011, Product labeling and promotion by Seller has complied in all material respects with the requirements of Governmental Authorities in the Territory having jurisdiction over the Product, (e) since December 29, 2011, Seller has not received any written notice or other written communication from the FDA or any other Governmental Authority in the Territory contesting the approval of, the uses of or the labeling and promotion of the Product, (f) since December 29, 2011, except as would not have a material effect, all required submissions to the FDA related to Seller’s manufacture or commercialization of the Product have been made, (g) since December 29, 2011, all submissions made by or on behalf of Seller to the FDA or any other Governmental Authority in the Territory, if any, are accurate and complete in all material respects; (h) since December 29, 2011, there is no arrangement to which Seller is a party or authorized by Seller providing for any rebates, kickbacks or other forms of compensation that are unlawful to be paid to any Person in return for the referral of business or for the arrangement for recommendation of such referrals, (i) neither Seller, nor any individual who is an officer or director of Seller as of the Effective Date, nor, to the Knowledge of Seller, any other employee, consultant or agent of Seller since December 29, 2011 directly involved in the manufacture or commercialization of Product (1) has been convicted of, charged with or, to the Knowledge of Seller, investigated for a Medicare, Medicaid or state health program-related offense or any other offense related to healthcare or is or has been excluded or suspended from participation in Medicare, Medicaid or any federal or state health care program, or (2) has been convicted of, charged with or, to the Knowledge of Seller, investigated for a violation of Law related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation or distribution of controlled substances, (j) since December 29, 2011, there have been no recalls, field notifications or seizures or adverse regulatory actions taken (or, to the Knowledge of Seller after reasonable investigation, threatened) by any Governmental Authority in the Territory with respect to the Product sold by Seller or, to the Knowledge of Seller, an ingredient of the Product for Seller, including any such actions materially and adversely affecting facilities where the Product or Product ingredients are produced, processed, packaged or stored for Seller, and since December 29, 2011 Seller has not, either voluntarily or at the request of any Governmental Authority in the Territory, initiated or participated in a recall of the Product, (k) since December 29, 2011, to the Knowledge of Seller, there have been no recalls, field notifications or seizures or adverse regulatory actions taken or threatened by the FDA or any other Governmental Authority in the Territory with respect to any service related to manufacturing of the Product produced for Seller, including any such actions affecting facilities where Product manufacturing services are performed for Seller, (l) to the Knowledge of Seller after reasonable investigation, Seller has notified FDA of its intent to manufacture Product at OSO Biopharmaceuticals Manufacturing, LLC, and Seller has not received notice from the FDA of a determination by the FDA prohibiting Seller from manufacturing Product at OSO Biopharmaceuticals Manufacturing, LLC, and ( m) Seller has not received notice from the FDA that the FDA is contemplating requiring withdrawal of approval of the Product or imposing any new, material limitation on the conditions under which the Product may be marketed.

5.10 Disclosures. Except as set forth in Schedule 5.10 of the Disclosure Schedules, to Seller’s Knowledge after reasonable inquiry, Seller has made available to Buyer true, correct and complete copies of (a) all written contracts in force as of the Effective Date, to which Seller or any Affiliate is a party, directly relating and material to the development, manufacture or commercialization of Product in the Territory (collectively, “Material Contracts”), and to Seller’s Knowledge after reasonable inquiry, all such contracts are set forth on Schedule 5.10 under the heading “Material Contracts”; (b) the NDA and all material Product related information that Seller is required to maintain pursuant to the requirements of the FDA, including Product complaint files and labeling change files, and (c) all patents, patent applications, trademarks and trademark applications owned or Controlled by Seller, to the extent not publicly available, directly relating to Product or its manufacture or commercialization. Since December 29, 2011, neither Seller nor any Affiliate is a party to any unwritten agreement directly relating to the development, manufacture or commercialization of Product in the Territory that would have a material adverse effect on the sale, use, manufacture or commercialization of the Product in the Territory. Except as set forth in Schedule 5.10 of the Disclosure Schedules, Seller has not granted to a third party since December 29, 2011 any right, and no third party has any right under the NDA or the Transferred IP, to market or commercialize the Product in the Territory. To the Knowledge of Seller, all information provided by Seller to Buyer and Buyer’s legal counsel relating to the manufacture and commercialization of the Product for Seller in the Territory has not contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which they were made.

5.11 Brokers. Seller has not retained any broker in connection with the transactions contemplated hereunder. Buyer will have no obligation to pay fees of any brokers, finders, investment bankers, or financial advisors engaged by Seller in connection with this Agreement or the transactions contemplated hereby.

5.12 Solvency. Seller has entered into this Agreement in good faith as a result of arms-length negotiations with Buyer. Seller is not entering into this Agreement or any transaction contemplated hereunder with the intent to hinder, delay or defraud any Person to which it is, or may become, indebted. Seller has the capacity and financial capability to comply with and perform all of the covenants and obligations under this Agreement. Further, as of the Closing, giving effect to the consummation of all of the transactions contemplated by this Agreement, including, without limitation, the transfer and delivery of the Purchased Assets, will not cause Seller to be insolvent under any applicable Law relating to fraudulent transfers or fraudulent conveyance.

5.13 No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS OR WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE V, SELLER DISCLAIMS ALL OTHER REPRESENTATIONS OR WARRANTIES, WHETHER EXPRESS OR IMPLIED, ORAL OR WRITTEN, INCLUDING ANY INFORMATION FURNISHED BY SELLER WITH REGARD TO THE PRODUCT OR THE PURCHASED ASSETS, INCLUDING THE FUTURE PROFITABILITY OF THE PRODUCT, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS.

ARTICLE VI. REPRESENTATIONS AND WARRANTIES OF BUYER

In order to induce Seller to enter into this Agreement and consummate the transactions contemplated hereby, Buyer hereby makes to Seller the following representations and warranties:

6.1 Corporate Organization. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Washington. Buyer has all required corporate power and authority to carry on its business as presently conducted, to enter into and perform this Agreement and the agreements contemplated hereby to which it is a party and to carry out the transactions contemplated hereby and thereby.

6.2 Authority of Buyer. This Agreement and all agreements, documents and instruments executed and delivered by Buyer pursuant hereto are valid and binding obligations of Buyer, enforceable in accordance with their respective terms. The execution, delivery and performance of this Agreement and all agreements, documents and instruments executed and delivered by Buyer pursuant hereto, have been duly authorized by all necessary corporate or other action of Buyer.

6.3 Non-Contravention. The execution and delivery by Buyer of this Agreement does not, and the performance by it of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

(a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Articles of Incorporation, Bylaws or other organizational documents of Buyer;

(b) assuming the receipt of the Required Consents, violate, conflict with or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any Law, regulation or rule, or any order of, or any restriction imposed by, any court or governmental agency applicable to Buyer;

(c) other than the Required Consents, require from Buyer any notice to, declaration or filing with, or consent or approval of any Governmental Authority in the Territory or other third party; or

(d) assuming the receipt of the Required Consents, violate or result in a violation of, or conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any contract, agreement, permit, license, authorization or other obligation to which Buyer is a party or by which Buyer or any of its assets are bound.

6.4 Financial Capability. Immediately prior to Closing, Buyer has at least *** Dollars ($***) of cash, cash equivalents and marketable securities with maturity of less than one year. Buyer has entered into this Agreement in good faith as a result of arms-length

***Confidential Information, indicated by [***], has been omitted by this filing and filed separately with the Securities and Exchange Commission.

negotiations with Seller. Buyer is not entering into this Agreement or any transaction contemplated hereunder with the intent to hinder, delay or defraud any Person to which it is, or may become, indebted. Buyer has the capacity and financial capability to comply with and perform all of the covenants and obligations under this Agreement.

6.5 Brokers. Buyer has not retained any broker in connection with the transactions contemplated hereunder. Seller will have no obligation to pay fees of any brokers, finders, investment bankers, or financial advisors engaged by Buyer in connection with this Agreement or the transactions contemplated hereby.

6.6 Diligence Investigation. Buyer has conducted its own independent investigation, review and analysis in connection with this Agreement and the transactions contemplated hereby, including regarding the Purchased Assets, the Material Contracts and the Product and the manufacture and commercialization thereof. Such investigation shall in not limit any claims by Buyer.

6.7 No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS OR WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE VI OF THIS AGREEMENT, BUYER DISCLAIMS ALL OTHER REPRESENTATIONS OR WARRANTIES, WHETHER EXPRESS OR IMPLIED, ORAL OR WRITTEN, RELATED TO THIS AGREEMENT.

ARTICLE VII. COVENANTS OF THE PARTIES

7.1 Cooperation. Each Party shall cooperate fully with the other, as promptly as is reasonably practicable, in preparing and filing all notices, applications, submissions, reports and other instruments and documents that are necessary, proper or advisable under applicable Law or required by third parties to consummate and make effective the transactions contemplated by this Agreement and obtaining any consent or approval of any Governmental Authority in the Territory or other third party whose consent may be required to consummate and make effective the transactions contemplated by this Agreement (the “Required Consents”); provided that Seller shall have no obligation to make any payments or provide other consideration to Buyer or any third party other than any amounts that are due and payable by Seller as of the Closing, if any. Seller’s obligation to transfer or assign any Assumed Contract shall be contingent upon Seller’s receipt of such Required Consent. Pending receipt of any Required Consent, the parties shall use their commercially reasonable efforts to implement an alternative arrangement to permit Buyer to receive substantially similar rights and for Buyer to assume substantially similar obligations under any such Assumed Contract as if such impediment to assignment or transfer did not exist; provided, however, that commercially reasonable efforts by Seller shall not include payment to Buyer or any third party other than payment of amounts due and payable by Seller as of the Closing, if any. In the event that a counterparty to any Assumed Contract provides notice that it does not intend to grant consent, or does not grant consent within sixty (60) days following the Closing Date, Seller shall take use commercially reasonable efforts to terminate such particular Assumed Contract as promptly as possible after the earlier of the receipt of such notice or expiration of such sixty (60) day period; provided, however, that commercially reasonable efforts by Seller shall not include payment to Buyer or any third party other than payment of amounts due and payable by Seller as of the Closing, if any. Seller shall, as promptly as is reasonably practicable, but in any event within thirty (30) days following the Closing, use commercially reasonable efforts to (a) terminate all Material Agreements that are not transferred to Buyer as Assumed Contracts or (b) amend all agreements to which Seller is a party and relating to the Product together with one or more other pharmaceutical products of Seller or its Affiliates (the “Multi-Product Contracts”) such that the Product is removed from the Multi-Product Contract in its entirety; provided, however, that commercially reasonable efforts by Seller shall not include payment to Buyer or any third party other than payment of amounts due and payable by Seller as of the Closing, if any. Subject to the foregoing, Seller shall not amend, modify or terminate any Assumed Contract without Buyer’s prior written consent. From and after the Closing, Buyer may contact any Person who is a party to any Material Contract for the purposes of (i) negotiating an agreement relating to the Product with such Person, and (ii) informing such Person of the acquisition of the Purchased Assets by Buyer.

7.2 Intellectual Property License. In partial consideration for the payments set forth in Section 3.1, as of the Effective Date, Seller hereby grants to Buyer, a nonexclusive, fully-paid, transferrable, sublicensable license for the Licensed Intellectual Property to manufacture, import, sale or otherwise commercialize the Product in the Territory.

7.3 Extra-Territory Sales. Subject to applicable Law, Buyer will implement reasonable safeguards intended to ensure that the Product is sold to customers for resale only in the Territory and not for resale anywhere outside the Territory. If Buyer becomes aware that any of its licensees, sublicensees, assigns or customers has shipped the Product outside the Territory, or has reason to believe that a customer intends to ship the Product outside the Territory, Buyer, to the extent permitted by applicable Law, will take commercially reasonable efforts to cause such customer to cease such activities. Buyer shall, within thirty (30) days after learning that any Product sold by or under authority of Buyer have been sold, distributed or dispensed outside of the Territory, notify Seller in writing of all pertinent information relating to such occurrence and the actions Buyer plans to take in response thereto.

7.4 Further Assurances. For a period of twelve (12) months following the Closing Date, Seller, if commercially reasonable, shall from time to time, at the request of Buyer and at Buyer’s expense, (a) furnish such further information in Seller’s possession, (b) execute and deliver, or cause to be executed and delivered, such other instruments of conveyance and transfer, certificates, deeds or other documents, (c) deliver any additional Marketing Materials not transferred as of the Closing Date and (d) take, or cause to be taken, all other actions and do, or cause to be done, such other acts and things, all as promptly as practicable as Buyer may reasonably request in order to comply with applicable Laws or the provisions of any Assumed Contract or to more effectively consummate the transactions contemplated by this Agreement and to vest in Buyer good and marketable title to the Purchased Assets.

7.5 Confidentiality.

(a) Each Party shall maintain the confidentiality of any Confidential Information of the other Party, and shall not disclose such information to any third party without the prior written consent of the other Party, except as may be reasonably necessary in performing such Party’s obligations or exercising such Party’s rights under this Agreement (it being understood that any Confidential Information included in the

Purchased Assets shall become Confidential Information of Buyer following Closing). Such obligation of confidentiality shall not apply to any specific item of information that: (i) is now or later made known to the public through no default by a Party or its Affiliate, (ii) is acquired from a third party, having a right to disclose such information, (iii) is independently developed by a Party without access to the Confidential Information and without breach of this Agreement, as evidenced by contemporaneous written records, or (iv) was lawfully in a Party’s possession or known by it without access to the Confidential Information and without breach of this Agreement. For clarity, Buyer agrees that Seller shall issue public statements announcing the Closing of the transactions contemplated by this Agreement in a form not materially different to Exhibit J -1 attached hereto, and Seller agrees that Buyer shall issue public statements announcing the Closing of the transactions contemplated by this Agreement in a form not materially different to Exhibit J-2 attached hereto, on such timing as the Parties shall mutually agree. As used herein, “Confidential Information” means all information that either Party furnishes in connection with this Agreement or the transactions contemplated hereby (including, without limitation, any claim or dispute arising out of or related to this Agreement or the transactions contemplated hereby, or the interpretation, making, performance, breach or termination thereof) identified to the other in writing as confidential or the nature of which or the circumstances of the disclosure of which would reasonably indicate that such information is confidential, and all information concerning the Agreement, and the terms hereof, and the Purchased Assets that is not generally available to the public and including, without limitation, any information provided or made available following the Closing pursuant to this Agreement (including, without limitation, any information related to Net Sales or Royalty Payments, any and all books and records, work papers, documents, schedules or other materials or information).

(b) In the event that a Party is required by Law to disclose any Confidential Information to any Governmental Authority in the Territory in order to obtain regulatory approval for the Product, in connection with a bona fide legal process (including in connection with any bona fide disputes hereunder) or under the rules of the securities exchange upon which its securities are traded, the confidentiality requirements under Section 7.5(a) above shall not apply, solely with respect to the Confidential Information required to be disclosed by Law, and so long as the disclosing Party (i) limits disclosure to such information required by Law while maintaining the confidentiality of all other Confidential Information of the other Party, and (ii) promptly gives the other Party advance notice of such disclosure and an opportunity to seek a protective order or confidential treatment. In the event of disclosure required by Law under this Section 7.5(b), the disclosing Party shall cooperate in any such limitation on disclosure efforts at the other Party’s reasonable request and expense.

(c) The terms of the Mutual Non-Disclosure Agreement (the “Confidentiality Agreement”) between Seller’s parent corporation, Apricus Biosciences, Inc. and Buyer, dated December 20, 2012, are hereby incorporated herein by reference and shall apply to this Agreement. In the event of a conflict between the terms and conditions of this Section 7.5 of the Agreement and the Confidentiality Agreement, the terms and conditions of this Agreement shall prevail.

7.6 Returns. ***

7.7 Regulatory Matters. Within five (5) business days after the Closing Date, Seller shall submit to the FDA a letter authorizing the transfer of ownership of the NDA from Seller to Buyer (the “Transfer Letter”), attached hereto as Exhibit H. Concurrently with or immediately after Buyer’s receipt of notice from Seller of its submission of the Transfer Letter to FDA, Buyer shall execute and submit to the FDA a letter, accompanied by Seller’s Transfer Letter, acknowledging Buyer’s commitment to assume ownership of the NDA. As of the Closing Date, except as otherwise set forth in this Section 7.7, Buyer shall be solely responsible for taking any actions necessary to (a) obtain any documentation required to maintain the NDA in the Territory or obtain any further authorizations under any Law in the Territory, and (b) otherwise comply with any Law with respect to the Regulatory Authorizations in the Territory. As of the Closing Date, Buyer shall be solely responsible for investigating and reporting adverse experiences for the Product to any Governmental Authorities in the Territory and addressing any such Governmental Authorities’ inquiries related to the safety of the Product; provided, however, that Seller shall provide reasonable assistance and cooperation to Buyer to the extent any such investigations or inquiries related to the sale of Product prior to the Closing Date by or on behalf of Seller. As of the Closing Date, Buyer shall be solely responsible for addressing any person’s medical inquiries or complaints relating to the Product in the Territory; provided, however, that Seller shall provide reasonable assistance and cooperation to Buyer to the extent any such inquiries or complaints related to the sale of Product prior to the Closing Date by or on behalf of Seller.

7.8 Sale of the Product after Closing. As of the Closing Date and through the Royalty Termination Date, Buyer agrees to use commercially reasonable efforts to develop, manufacture, market, promote, offer for sale and sell the Product in the Territory. Such commercially

***Confidential Information, indicated by [***], has been omitted by this filing and filed separately with the Securities and Exchange Commission.

reasonable efforts shall include * * *.

Prosecution and Maintenance of Patent Rights. Buyer shall use commercially reasonable efforts to prosecute and maintain each of the Core Patent Rights until the Royalty Termination Date.

ARTICLE VIII. INDEMNIFICATION

8.1 Survival of Representations, Warranties, Etc. The representations and warranties of Seller or Buyer contained in Articles V and VI of this Agreement or documents executed in connection herewith shall survive the Closing Date for a period until six (6) months after the first commercial sale of the Product by Buyer, or its Affiliates or sublicensees (the “Survival Period”) and during such period shall bind the successors and assigns of the relevant Party, whether so expressed or not, and all such representations and warranties shall inure to the benefit of the successors and assigns of the Parties hereto, whether expressed or not. Any claim whether for indemnification or otherwise based upon a breach of any such representation or warranty and asserted prior to the termination of the Survival Period by written notice in accordance with Section 8.2 (c) shall survive until final resolution of such claim.

8.2 Indemnification.

(a) By Seller. From and after the Closing Date, Seller shall indemnify, defend and hold harmless Buyer, its Affiliates and their respective officers, directors, employees, agents, successors and assigns from and against any and all Damages incurred in connection with any claim, action, suit, litigation, proceeding, arbitration or investigation (whether civil, criminal, administrative, investigative, appellate or informal) by a third party, including a Governmental Authority in the Territory (“Third Party Claims”) arising out of or relating to: (i) any breach of any covenant, representation, warranty or agreement of Seller in this Agreement, (ii) any breach by Seller of any Material Contract, (iii) any activity, action or omission by or on behalf of Seller related to the research, development, sale or commercialization of the Product prior to the Closing Date, irrespective of whether the claim for such Damages arise on, before or after the Closing Date, (iv) *** or (v) any noncompliance with applicable bulk sales or fraudulent transfer Law in connection with the transactions contemplated by this Agreement.

(b) By Buyer. From and after the Closing, Buyer shall indemnify, defend and hold harmless Seller, its Affiliates, and their respective officers, directors, employees, agents, successors and assigns from and against any and all Third Party Claims arising out of or relating to: (i) any breach of any covenant, representation, warranty or agreement of Buyer in this Agreement, (ii) the manufacture or commercialization of the

***Confidential Information, indicated by [***], has been omitted by this filing and filed separately with the Securities and Exchange Commission.

Product by Buyer or its licensees, subsidiaries and assignees on or after the Closing Date (other than any amounts required to be paid by Seller pursuant to Section 7.6) or (iii) any activity, action or omission related to the research, development, manufacture, sale or commercialization of the Product by Buyer or its licensees, sublicensees or assigns on or after the Closing Date (other than with respect to amounts Seller is obligated to pay pursuant to Section 7.6).

(c) Procedure. A person or entity intending to claim indemnification under this Section 8.2 (the “Indemnitee”) shall promptly provide written notice to the Party providing indemnification (the “Indemnitor”) of any Third Party Claim with respect to which the Indemnitee intends to claim such indemnification, which notice shall include a description of the Third Party Claim, the amount thereof (if known and quantifiable) and the basis for the Third Party Claim; provided that failure of the Indemnitee to give the Indemnitor notice as set forth herein shall not relieve the Indemnitor of its obligations hereunder, except to the extent that the Indemnitor is prejudiced thereby. The Indemnitee shall have the right, in its sole discretion and at its election by written notice to the Indemnitor within thirty (30) days after delivering notice of the Third Party Claim to the Indemnitor, to conduct the defense against such Third Party Claim in its own name, provided that the Indemnitee (i) shall keep the Indemnitor reasonably informed regarding the status of such Third Party Claim, (ii) shall provide the Indemnitor the reasonable opportunity to consult with the Indemnitee regarding the defense of such claim and (iii) may not settle or compromise any such Third Party Claim without the prior written consent of the Indemnitor (which consent shall not be unreasonably withheld, conditioned or delayed) unless (A) such settlement or compromise involves no finding or admission of any breach by any Indemnitee of any obligation to any other Person or any violation by any Indemnitee of any Law, and (B) the sole relief provided in connection with such settlement or compromise is monetary damages that are paid in full by the Indemnitor. If the Indemnitee fails to timely give notice of such election to conduct the defense, it will be deemed to have elected not to conduct the defense of the subject Third Party Claim, and in such event the Indemnitor shall have the right, at its own cost and expense, to conduct the defense in good faith with counsel reasonably satisfactory to the Indemnitee; provided that the Indemnitor (x) shall keep the Indemnitee reasonably informed regarding the status of such Third Party Claim, (y) shall provide the Indemnitee the reasonable opportunity to consult with the Indemnitor regarding the defense of such claim and (z) may not settle or compromise any such Third Party Claim without the prior written consent of the Indemnitee (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnitee, its employees and agents, shall cooperate fully with the Indemnitor and its legal representative(s) in the investigations and defense of any Third Party Claim covered by this Section 8.2. A claim for indemnification for any matter not involving a third-party may be asserted by notice to the Party from whom indemnification is sought and shall be paid promptly after such notice.

8.3 Limitation of Damages. The indemnification obligations of a Party under Section 8.2 and the liability of a Party for all damages whatsoever arising out of or related to this Agreement and the instruments and agreements contemplated hereby and the transactions contemplated hereby and thereby shall be limited as follows:

(a) Insurance. A Party shall not be liable to the extent an Indemnitee or the other Party receives payment from any insurer or other third party, but only with respect to amounts actually received from such insurer or other third party. The Indemnitor shall remain liable for the balance of any Damages unpaid to the Indemnitee or the other Party.

(b) Willful Misconduct. A Party shall not be liable to the extent that the other Party, its Affiliates or any of their respective officers, directors, employees, agents, successors and assigns caused, by gross negligence or willful misconduct, the claim or loss.

8.4 Insurance. Buyer and Seller shall maintain a commercial general liability insurance policy or policies, through the Audit Termination Date, and a product liability insurance policy or policies, through the latest expiration date of the Product sold by or on behalf of Seller prior to Closing, of the type and amounts customarily carried by Persons conducting businesses similar to those of Buyer and Seller. Upon request, each Party shall provide certificates of insurance to the other evidencing the coverage specifies herein. Neither Party’s liability to the other is in any way limited to the extent of its insurance coverage.

8.5 Cap on Damages. Except for Seller’s indemnification obligations pursuant to Section 8.2(a)(iv) or for any Third Party Claims based on breach of Seller’s representations and warranties only for Section 5.4, each Party’s aggregate liability under this Agreement (including, but not limited to, negligence, or claim under the indemnity obligations under Section 8.2) shall not exceed the aggregate amounts actually paid by Buyer to Seller pursuant to Sections 3.1 and 3.2 of this Agreement, provided that for Third Party Claims initiated in writing within six months of the Effective Date, such limitation shall be reduced by the fair market value of any Inventory delivered to Buyer at Closing (“Cap Amount”). Notwithstanding the foregoing, the Cap Amount shall not apply to any fraudulent misrepresentation by either Party, and the Cap Amount shall not apply to the sale or other transfer, promotion or marketing of the Product for a use that is not approved under the NDA or misconduct or negligence under the NDA as of the Effective Date by Buyer or its licensees, sublicensees or assigns.

ARTICLE IX. MISCELLANEOUS

9.1 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered pursuant to the terms of this Section 9.1 to the Parties at the following addresses or facsimile numbers:

If to Seller to:	Apricus Pharmaceuticals USA, Inc.
11975 El Camino Real, Suite 300
San Diego, CA 92130
Attention: General Counsel
Facsimile: 858-866-0482

with a copy to:	Duane Morris LLP
750 B Street, Suite 2900
San Diego, CA 92101
Attention: David A. Charapp, Esq.
Facsimile: 619-744-2201

If to Seller to:	Biocodex, Inc. 1250 Bayhill Drive San Bruno, CA 94066 Attention: Marc Rohman Facsimile: 650-589-1196

with a copy to:	Morrison & Foerster LLP 755 Page Mill Road Palo Alto, CA 94304 Attention: Stephen B. Thau Facsimile: 650-251-3745

All such notices, requests and other communications will (a) if delivered personally to the address as provided in this Section 9.1, be deemed given upon delivery, (b) if delivered by facsimile to the facsimile number as provided in this Section 9.1, be deemed given on the day on which such facsimile transmission was sent, provided that a copy is also sent that day by a nationally recognized overnight delivery service, (c) if mailed by registered or certified United States mail, return receipt requested, postage prepaid, to the address as provided in this Section 9.1, be deemed given upon delivery and (d) if sent by a nationally recognized overnight delivery service to the address as provided in this Section 9.1, be deemed given upon delivery. Any Party from time to time may change its address, facsimile number or other information for the purpose of notices to that Party by giving notice specifying such change to the other Party hereto in accordance with the terms of this Section 9.1.

9.2 Entire Agreement. This Agreement supersedes all prior discussions and agreements among the Parties with respect to the subject matter hereof and contains the sole and entire agreement among the Parties hereto with respect to the subject matter hereof.

9.3 Construction of Certain Terms and Phrases. Unless the context of this Agreement otherwise requires: (a) words of any gender include each other gender, (b) words using the singular or plural number also include the plural or singular number, respectively, (c) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement, (d) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement, (e) the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or” and (f) the term “including” or “includes” means “including, without limitation” or “includes, without limitation.” Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless otherwise indicated.

9.4 Waiver. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party hereto of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

9.5 Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by each Party hereto.

9.6 Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any Party hereto without the prior written consent of the other Party hereto, other than to an Affiliate or to a successor in interest of such Party by reason of a merger, acquisition or sale of all or substantially all of the assets of such Party with a guarantee of performance by the assigning Party, and any attempt to do so, other than as permitted above, will be void. This Agreement is binding upon, inures to the benefit of and is enforceable by the Parties hereto and their respective successors and permitted assigns.

9.7 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

9.8 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never compromised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar to terms to such illegal, invalid or unenforceable provision as may be possible and reasonably acceptable to the Parties.

9.9 Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the Laws of the State of California applicable to contracts executed and performed in such state, without giving effect to conflicts of laws principles. Any disputes hereunder shall be adjudicated exclusively in the relevant state or federal court in San Diego, California.

9.10 Damages Limitation. EXCEPT WITH RESPECT TO THEIR RESPECTIVE INDEMNIFICATION OBLIGATIONS UNDER SECTIONS 8.2 (a) AND 8.2 (b) OF THIS AGREEMENT, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY UNDER OR WITH RESPECT TO THIS AGREEMENT, OR ANY OTHER AGREEMENT OR INSTRUMENT CONTEMPLATED HEREBY, FOR ANY INDIRECT, INCIDENTAL, EXEMPLARY, SPECIAL, OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO LOSS OF PROFITS OR BUSINESS INTERRUPTION, OR PUNITIVE DAMAGES.

9.11 Expenses. Except as otherwise provided in this Agreement, each Party hereto shall pay its own expenses and costs incidental to the preparation of this Agreement and to the consummation of the transactions contemplated hereby, including the fees for any business, legal or regulatory counsel. In the event that (a) a Party (the “Initiating Party”) brings a claim, dispute or legal or equitable action against the other Party (the “Responding Party”) related to the terms of this Agreement and (b) the Initialing Party prevails in such claim, dispute or legal or equitable action, the Initiating Party shall be entitled to recover from the Responding Party the Initialing Party’s reasonable attorneys’ fees and costs which are incurred and paid in addition to any other relief to which such Party may be entitled.

9.12 Counterparts. This Agreement may be executed in any number of counterparts and by facsimile, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement has been executed by the Parties hereto all as of the date first above written.

Apricus Pharmaceuticals USA, Inc.

By:	/s/ Richard Pascoe
Name: Richard Pascoe
Title: Chief Executive Officer

Biocodex, Inc.

By:	/s/ Marc H. Rohman
Name: Marc H. Rohman
Title: EVP & General Manager, North America

Exhibit Index

Exhibit A	Certain Purchased Assets
Exhibit B	Domain Names
Exhibit C:	Inventory
Exhibit D:	Patent Rights
Exhibit E:	Trademarks
Exhibit F:	Bill of Sale and General Assignment Agreement
Exhibit G:	Trademark Assignment(s)
Exhibit H:	Patent or Patent Application Assignment(s)
Exhibit I:	Domain Name Assignment(s)
Exhibit J-1:	Seller’s Public Statements
Exhibit J-2:	Buyer’s Public Statements
Exhibit H:	Transfer Letter
Disclosure Schedules